RECEIVED

2006 JAN 23 A 10:08

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

[redacted]

06010383

January 18, 2006

SUPPL

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Outside Director Recommendation Committee Meeting) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

SAMSUNG
ELECTRONICS

Outside Director Recommendation Committee Meeting

On January 13, 2005, the outside director recommendation committee decided to hold a meeting on February 1, 2006 to determine outside director nominee(s).

RECEIVED
2006 JAN 23 A 10: 28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

January 18, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Year-end Cash Dividend) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

Year-end Cash Dividend

On January 13, 2005, the BOD of Samsung Electronics authorized the cash dividend plan.

1. Dividend per share (Dividend yield)

- Common shares: KRW 5,000 (0.8%)
- Preferred shares: KRW 5,050 (1.0%)

2. Record date: December 31, 2005

3. Dividend pay date : within one month after AGM Approval

※ Currently scheduled date for AGM : February 28, 2006

※ Annual Dividend (this includes the interim and year-end dividend)

		Current year	Previous year
Dividend per share (KRW)	Common shares	5,500	10,000
	Preferred shares	5,550	10,050
Dividend yield (%)	Common shares	0.9	2.3
	Preferred shares	1.1	3.5
Total pay out (KRW billion)		834.1	1,563.8
Net income (KRW billion)		7,640.2	10,786.7